SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                               Oriole Homes Corp.
                                (Name of Issuer)

                  Class A Common Stock $.10 Par Value Per Share
                         (Title of Class of Securities)

                                    686264102
                                 (CUSIP Number)

             Edward E. Obstler, Esquire, Gordon, Feinblatt, Rothman,
                          Hoffberger & Hollander, LLC
        233 E. Redwood Street, Baltimore, Maryland 21202, (410) 576-4227
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------------------------                       --------------------------------------------------
CUSIP No.   686264102                                      13D            Page     2     of       6    Pages
          -------------------------------------                                ---------    ----------
-------------------------------------------------                       --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          U.S.A. Fund Limited Partnership                                                                        52-1799734

-----------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

-----------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC

-----------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                                                   |_|
-----------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

-----------------------------------------------------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                             0
          OF
        SHARES         ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8        SHARED VOTING POWER
        OWNED                              117,400
          BY
         EACH          ------------------------------------------------------------------------------------------------------
      REPORTING          9        SOLE DISPOSITIVE POWER
        PERSON                             0
         WITH          ------------------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                           117,400
-----------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   117,400
-----------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                          |_|
-----------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.29%
-----------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   PN
-----------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------                       --------------------------------------------------
CUSIP No.   686264102                                      13D            Page     3     of   6     Pages
          -------------------------------------                                ---------    -------
-------------------------------------------------                       --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          World Total Return, Inc.                                                                               52-1799732

-----------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

-----------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

-----------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                                                                   |_|
-----------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

-----------------------------------------------------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                             0
          OF
        SHARES         ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8        SHARED VOTING POWER
        OWNED                              117,400
          BY
         EACH          ------------------------------------------------------------------------------------------------------
      REPORTING          9        SOLE DISPOSITIVE POWER
        PERSON                             0
         WITH          ------------------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                           117,400
-----------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   117,400
-----------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                          |_|
-----------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.29%
-----------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
-----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

              This  Amendment  No. 1 amends and  supplements  the  Statement  on
Schedule 13D (the "Schedule 13D") previously filed on December 21, 1998 and incorporated by reference herein, relating to shares of Class A Common Stock (the "Shares") of Oriole Homes Corp., a Florida corporation (the "Issuer"), previously filed by U.S.A. Fund Limited Partnership, a Maryland limited partnership ("USA Fund") and World Total Return, Inc., a Maryland corporation ("WTR"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meaning set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by USA Fund to purchase the 117,400 Shares was approximately $447,241 and was furnished from the working capital of USA Fund.

Item 4.  Purpose of Transaction.

                  USA Fund acquired the Shares in a series of open market purchases. As of November 12, 1999 (the date of the event which requires the filing of this Amendment No. 1 to Schedule 13D), the Reporting Entities beneficially owned an aggregate of 117,300 Shares. As of November 16, 1999, the Reporting Entities beneficially owned an aggregate of 117,400 Shares. The purchase of the Shares by USA Fund were effected for investment purposes only.

                  The Reporting Entities may acquire additional Shares, or dispose of some or all of its Shares from time to time, depending on the price and market conditions, evaluation of alternative investments, and other factors. Currently, the Reporting Entities intend to review their investment in the Issuer on a continuing basis, and depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Issuer.

                  Neither of the Reporting Entities nor, to the best of their knowledge, any persons referred to in Item 2 paragraph (a) of the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of November 12, 1999, USA Fund beneficially owned 117,400 Shares, representing 6.29% of the class of securities covered by this statement. By reason of its relationship with USA Fund, WTR may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the Shares which USA Fund beneficially owns. The percentage is computed on the basis of 1,864,149 outstanding shares of Class A Common Stock reported by the Issuer as of September 30, 1999 in its most recent 10-Q report.

                  (b)  The  Reporting   Entities   together   share  voting  and
dispositive power with respect to all Shares held by USA Fund.

                  (c) During the sixty-day period ended as of the date hereof, USA Fund has purchased Shares in open market transactions as follows:

NUMBER OF SHARES           PRICE PER SHARE           DATE OF TRADE
----------------           ---------------           -------------
      11,900                    $1.625                 10/12/99
       6,500                    $1.625                 11/12/99
         700                    $1.625                 11/12/99
         100                    $1.625                 11/16/99


                  (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of the Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

                  By virtue of the relationships among the Reporting Entities as described in Item 2 of the Schedule 13D, the Reporting Entities may be deemed to be a "group" under the Federal securities laws.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  November 19, 1999            U.S.A. FUND LIMITED PARTNERSHIP

                                     By:  World Total Return, Inc.


                                     By: /s/ Marc. P. Blum
                                         ------------------------------------
                                          Marc P. Blum, President


Dated:  November 19, 1999            WORLD TOTAL RETURN, INC.


                                     By: /s/ Marc P. Blum
                                         ------------------------------------
                                          Marc P. Blum, President


C75913b.634

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